UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1 )(1)

Excel Maritime Carriers Ltd.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

V3267N107

(CUSIP Number)

Costas Katavatis

Argon SA

Status Center

153 Kolokotroni Street

Piraeus 185 36, Greece

Athens, Greece

Tel: 011-30-1-418-2578

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Argon S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,032,520

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,032,520

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,032,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.8%

14.	Type of Reporting Person (See Instructions) IV

CUSIP No. V8726M103

This Amendment No. 1 to the Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Excel Maritime Carriers Ltd. that are beneficially owned by Argon S.A. (the “Reporting Person”).  Since the filing of the Schedule 13D, Argon has sold a total of 422,100 shares.

Item 1.	Security and Issuer

The name of the issuer is Excel Maritime Carriers Ltd., a Liberian corporation (the "Issuer").  The address of the Issuer's principal executive office is located at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX Bermuda.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background
(a)-(f)

This statement is being filed on behalf of the Reporting Person.  The Reporting Person is a Liberian corporation with its registered office at 80 Broad Street, Monrovia, Liberia and its principal place of business at 153 Kolokotroni Street, Piraeus 185 36, Greece.  The Reporting Person's principal business is investments.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,032,520 Shares.  5,454,620 Shares were owned previously.  29,900 Shares were sold on October 1, 2004 for $1,231,778.34.  91,200 Shares were sold on October 4, 2004 for $3,441,267.84.  102,700 Shares were sold on October 5,2004 for $3,868,976.02.  111,300 Shares were sold on October 6, 2004 for $4,268,700.03.  87,000 Shares were sold on October 7, 2004 for 2,720,246.40.

Item 4.	Purpose of Transaction
The Shares held by the Reporting Person are being held for, investment purposes only.
The Reporting Person intends to sell additional Shares in the future.
Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person is the beneficial owner of 5,032,520 Shares.  Based on reports filed with the Securities and Exchange Commission, there are 11,496,153 Shares outstanding as of December 31, 2003.  Therefore, the Reporting Person beneficially owns an aggregate of 43.8% of the Issuer’s outstanding Shares.  Argon beneficially owns all of the above mentioned Shares.  As Argon’s sole director, Costas Katavatis has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Argon currently beneficially owns.  However, Mr. Katavatis disclaims beneficial ownership of such Shares for any other purpose.

The transactions effected by the Reporting Person in Shares of the Issuer during the last 60 days are as follows: 29,900 Shares were sold on October 1, 2004 at $41.20 per share for $1,231,778.34.  91,200 Shares were sold on October 4, 2004 at $$37.73 per share for $3,441,267.84.  102,700 Shares were sold on October 5,2004 at $37.67 per share for $3,868,976.02.  111,300 Shares were sold on October 6, 2004 at $38.35 per share for $4,268,700.03.  87,000 Shares were sold on October 7, 2004 at $31.27 per share for 2,720,246.40.  All sales took place in normal market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person has no contract, arrangement, understanding or relationship with any person in connection with the voting or disposal of the Shares.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2004
Date
/s/ Costas Katavatis
Signature
Costas Katavatis President
Name/Title

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).